UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Seneca Foods Corporation
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

817070-50-1
(CUSIP Number)

I. Wistar Morris, III
c/o Boenning & Scattergood, Inc.
4 Tower Bridge, Suite 300
200 Bar Harbor Drive
West Conshohocken, Pennsylvania 19428
610-832-5271
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Check the following box if a fee is being paid with the statement ☐. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 817070501	Page 2 of 4 Pages

1.	Name of reporting person I.R.S. Identification No. of above person	I. Wistar Morris, III
2.	Check the appropriate box if a member of a group* N/A		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds* PF
5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(E)		☐
6.	Citizenship of Place of Organization	Pennsylvania, U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power	194,470
	8.	Shared Voting Power	92,092
	9.	Sole Dispositive Power	194,470
	10.	Shared Dispositive Power	513,531
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	708,001
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented By Amount In Row 11	8.35%
14.	Type of reporting Person*	IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
FILED BY I. WISTAR MORRIS, III REGARDING
SENECA FOODS CORPORATION CLASS A COMMON STOCK

ITEM 1.	SECURITY AND ISSUER

This statement relates to the common stock of Seneca Foods Corporation, (The “Company”). The Company’s principal offices are located at 3736 South Main Street, Marion, NY 104505.

ITEM 2.	IDENTITY AND BACKGROUND

The name of the person filing this statement is I. Wistar Morris, III, an individual (the "reporting person").  The reporting person's business address is c/o Boenning and Scattergood, Inc., 4 Tower Bridge, Suite 300, 200 Barr Harbor Drive, West Conshohocken, Pennsylvania  19428.  He is employed as a registered representative with Boenning & Scattergood, Inc., which is a NASD registered broker-dealer.

During the last five years, the reporting person has not been convicted in a criminal proceeding.  During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which was or is subject to a judgment, decree final order enjoining future violation of, or prohibiting, or mandatory activities subject to federal or state securities laws of finding any violation with respect to such laws.

The reporting person is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This schedule 13D covers 708,001 shares beneficially owned by Morris individually and through his immediate family.  Of the 708,001 shares beneficially owned by Morris individually and through his immediate family, 90,000 shares are held in his name, 104,470 shares are held in nominees’ name for his benefit; 20,000 shares are held in nominee name in a trust for his benefit, 141,100 shares are held in his wife’s name, and 43,639 shares are held in nominee’s name for her benefit;  36,200 shares are held in nominee name in a trust for her benefit, 120,000 shares are held in the name of a partnership for the benefit of his children, 42,200 shares are held in nominee name for their benefit;  28,300 shares are held in nominee name for his children’s trusts, 58,592 shares are held in the name of a Foundation in which Morris is co-trustee and 11,900 shares are held in nominee name for the Foundation; and 1,600 shares are held in nominee name for a trust in which he is trustee.  The stock beneficially owned by Morris individually and through his immediate family was purchased with personal funds beginning in 1995, with the last purchase being made on 7-16-2009.

ITEM 4.	PURPOSE OF TRANSACTION.

The purpose of the acquisition of the stock beneficially owned by the reporting person and his immediate family is for personal investment.

The reporting person has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except that additional purchases may be made which would not result in the reporting person having beneficial ownership of 10% or more of the Issuer's outstanding common stock.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Morris individually and through his immediate family beneficially owns 708,001 shares of Class A common stock of the Company, which based on the Company's fourth quarter 10-Q, represents approximately 8.35% of the outstanding common stock as of December 26, 2009.

Morris has the sole voting power and the sole dispositive power over 104,470 shares held for his benefit in nominee name and 90,000 shares held in his name; the 20,000 shares held in nominee name in a trust for his benefit and the 1,600 shares held in nominee name in a trust for which he is trustee.  He has no voting power but he has shared dispositive power with respect to the 141,100 shares held in his wife’s name, the 43,639 shares held in nominee’s name for her benefit;  the 36,200 shares are held in nominee name in a trust for her benefit, the 120,000 shares are held in the name of a partnership for the benefit of his children, the 42,200 shares are held in nominee name for their benefit, and the 28,300 shares are held in nominee name for his children’s trusts.  He has shared voting power over the 58,592 shares held in the name of a Foundation in which Morris is co-trustee and 11,900 shares held in nominee name for the Foundation.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDING, OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: April 15, 2010

I. Wistar Morris, III